UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on November 1, 2004

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DOC RE. EMPLOYEE STOCK OPTION PROGRAM

TDC HAS DECIDED TO GRANT OPTIONS FOR PURCHASE OF SHARES IN TDC A/S TO EMPLOYEES IN 100% OWNED INTERNATIONAL SUBSIDIARIES. THE DECISION FOLLOWS THE EMPLOYEE SHARE PROGRAM FOR TDC'S DOMESTIC EMPLOYEES ANNOUNCED NOVEMBER 4, 2003.

Approximately 5,000 employees will be included in the stock option program. These are divided into approx. 505 managers and approx. 4437 other employees.

Each employee will be offered options, which give the right to purchase 90 shares in TDC A/S with a strike price of DKK 78 per share. Employees in USA will, due to the time of taxation, be offered options, which give the right to purchase 113 shares in TDC A/S with a strike price of DKK 108 per share.

The options can be exercised in five years time, if the employee until then has been continuously employed in one of the 100% owned subsidiaries or in a company, where TDC A/S has control. The options are expected to be granted before the end of 2004.

The total underlying number of shares in the option program will be about 450,000 shares with an option value of about DKK 43m. The calculation is based on the Black-Scholes formula for valuing options and Average Price All Trades on the Copenhagen Stock exchange October 29, 2004 at 17.00.



For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   DECEMBER 14, 2004                               /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations